SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

SPARK NETWORKS SE

(Name of Issuer)

American Depository Shares

(Title of Class of Securities)

846517100

(CUSIP Number)

Affinitas Phantom Share GmbH

Kohlfurter Straße 41/43

Berlin 10999

(+49) 30 868 000 102

Attn: Lukas Brosseder

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2021 and December 31, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 846517100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Affinitas Phantom Share GmbH
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 846517100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lukas Brosseder
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially owned by Each Reporting Person With:	7.	Sole Voting Power 521,904
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 521,904
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 521,904
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 846517100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David Khalil
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially owned by Each Reporting Person With:	7.	Sole Voting Power 534,842
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 534,842
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 534,842
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.05%
14.	Type of Reporting Person (See Instructions) IN

Item 5. Interest in Securities of the Issuer

(a) The Reporting Persons beneficially owned the following American Depository Shares (ADSs) in Spark Networks SE: (i) Affinitas Phantom Share GmbH owned 0 ADSs; (ii) Mr. Brosseder beneficially owned 521,904 ADSs; and (iii) Mr. Khalil beneficially owned 521,904 ADSs through Lino Holding GmbH and Co KG, and directly beneficially owned 12,938 ADSs.

The foregoing information reflects holdings as of August 30, 2021, immediately following the pro rata distribution previously reported in a Form 4 filed on September 1, 2021, by Mr. Khalil pursuant to which Affinitas Phantom Share GmbH distributed its ADSs to its limited partners on a pro rata basis on August 30, 2021, reflecting in 521,904 ADSs being distributed to an entity beneficially owned by Mr. Brosseder and the remaining 521,904 ADSs being distributed to entities beneficially owned by Mr. Khalil as described above.

Each Reporting Person disclaims beneficial ownership with respect to any ADSs other than those owned directly and of record by such Reporting Person. The percentages set forth in the tables above are based on the 2,613,258 ordinary shares of Spark Networks SE outstanding as of August 6, 2021 according the Spark Networks’ Form 10-Q filed on August 23, 2021, which is equal to 26,132,580 ADSs.

(c) See above.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

AFFINITAS PHANTOM SHARE GMBH

By:	/s/ David Khalil
Name:	David Khalil
Title:	Authorized Signatory

David Khalil

/s/ David Khalil